United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report: August 25, 2016

APOLLO RESIDENTIAL MORTGAGE, INC.

(Exact name of registrant as specified in its charter)

Maryland	001-35246	45-0679215
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

c/o Apollo Global Management, LLC

9 West 57th Street, 43rd Floor

New York, NY 10019

(Address of principal executive offices)

(212) 515-3200

(Registrant’s telephone number, including area code)

N/A

(former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07 Submission of Matters to a Vote of Security Holders.

On August 24, 2016, Apollo Residential Mortgage, Inc. (“AMTG”) held a special meeting of AMTG common stockholders (the “Meeting”) at which three proposals were submitted to a vote of the common stockholders of AMTG: (i) a proposal to approve the merger of Arrow Merger Sub, Inc., a wholly owned subsidiary of Apollo Commercial Real Estate Finance, Inc. (“ARI”), with and into AMTG (the “Merger”) pursuant to the Agreement and Plan of Merger, dated February 26, 2016 (the “Merger Agreement”), and the other transactions contemplated by the Merger Agreement (the “First Proposal”); (ii) a proposal to approve to adjourn the Meeting to a later date, if necessary, to solicit additional proxies in favor of the First Proposal (the “Second Proposal”); and (iii) a proposal to approve on an advisory basis the merger-related compensation of AMTG’s named executive officers as disclosed in Schedule 14A, filed with the Securities Exchange Commission on July 27, 2016 (the “Third Proposal”).

The First Proposal required (i) pursuant to Maryland law and the Merger Agreement, the affirmative vote of the holders of at least a majority of the outstanding shares of AMTG common stock as of July 12, 2016 (the “Record Date”) and (ii) pursuant to the Merger Agreement the affirmative vote of the holders of at least a majority of the outstanding shares of AMTG common stock as of the Record Date that were beneficially owned by persons unaffiliated with Apollo Global Management, LLC (the “Unaffiliated Stockholders”). At the Meeting, the First Proposal was approved by holders of 56.61% of the outstanding shares of AMTG common stock and by holders of 55.47% of the outstanding shares of AMTG common stock held by Unaffiliated Stockholders.

The Second Proposal required, pursuant to Maryland law, the affirmative vote of a majority of the votes cast on such proposal. At the Meeting, the Second Proposal was approved by 78.77% of the votes cast on such proposal.

The Third Proposal required, pursuant to applicable law, the affirmative vote on an advisory basis of a majority of the votes cast on such proposal. The Third Proposal was an advisory vote and therefore not binding on AMTG. At the Meeting, the Third Proposal was approved by 76.71% of the votes cast on such proposal.

Item 8.01 Other Events.

On August 24, 2016, AMTG and ARI issued a joint press release announcing that the common stockholders of AMTG approved the proposed acquisition of AMTG by ARI at a special meeting of AMTG stockholders. Upon the completion of the acquisition, AMTG common stockholders will receive 0.417571 shares of ARI common stock and $6.86 in cash for each share of AMTG common stock that they hold, based upon AMTG’s book value per share of common stock on the pricing date of $15.52. The transaction is expected to close on August 31, 2016, subject to customary closing conditions.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No	Description

99.1	Press release dated August 24, 2016

Forward-Looking Statements

Certain statements contained in this press release constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Forward-looking statements are subject to substantial risks and uncertainties, many of which are difficult to predict and are generally beyond ARI’s or AMTG’s control. These forward-looking statements include information about possible or assumed future results of ARI’s or AMTG’s business, financial condition, liquidity, results of operations, plans and objectives. When used in this release, the words “believe,” “expect,” “anticipate,” “estimate,” “plan,” “continue,” “intend,” “should,” “may” or similar expressions are intended to identify forward-looking statements. Statements regarding the following subjects, among others, may be forward-looking: the return on equity; the yield on investments; the ability to borrow to finance assets; and risks associated with investing in real estate assets, including changes in business conditions and the general economy. For a further list and description of such risks and uncertainties, see the reports filed by ARI or AMTG with the Securities and Exchange Commission. The forward-looking statements, and other risks, uncertainties and factors are based on ARI’s or AMTG’s beliefs, assumptions and expectations of its future performance, taking into account all information currently available to ARI or AMTG. Forward-looking statements are not predictions of future events. ARI and AMTG disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

APOLLO RESIDENTIAL MORTGAGE, INC.

Date: August 25, 2016	By:	/s/ Michael A. Commaroto
Michael A. Commaroto
President and Chief Executive Officer